Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The Toronto-Dominion Bank (“TD” or the “Bank”)

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

2.	Date of Material Change

September 3, 2026

3.	News Release

Attached as Schedule “A” is a news release announcing the material change, which was disseminated on September 3, 2026, through Cision and subsequently filed on SEDAR+.

4.	Summary of Material Change

On September 3, 2026, TD announced certain executive changes.

5.	Full Description of Material Change

The following appointments were effective September 4, 2026.

Vlad Shpilsky was appointed Group Head, Global Technology and Solutions (GTS) and will continue to lead the GTS organization, advancing TD’s technology and digital leadership across the Bank. Under his leadership, the Bank has deployed new innovations and platforms and launched new AI-enabled applications to accelerate internal operations, enhance resilience and security, elevate the client experience, and drive growth across all lines of business.

Renu Gupta was appointed Senior Executive Vice President and Chief Strategy and Commercial Officer and will join the Senior Executive Team. The role brings together key capabilities to help accelerate strategy, growth and execution, including Enterprise Strategy, Corporate Development, Digital Assets, Payments, Partnerships and Procurement. Gupta joined TD in 2020 after a successful career in investment banking and was most recently EVP, Corporate Development and Chief Financial Officer of TD Securities.

Paul Whitehead was appointed Senior Executive Vice President, Global Corporate Services and will join the Senior Executive Team. In addition to his existing mandate, overseeing global client and colleague experience, transformation, enterprise real estate and marketing, Whitehead will assume responsibility for Global Corporate Affairs and enterprise AI. Bringing these capabilities together will help further strengthen alignment and accelerate execution across the Bank. Whitehead is a career TD banker with a track record of successful leadership across many of TD’s lines of business and corporate functions.

With these changes, Taylan Turan, Group Head, Chief Operating Officer, will leave TD. Since joining the Bank, Turan has helped advance and accelerate TD’s transformation agenda, strengthening how we operate, extending our AI leadership, and building capabilities that will support future growth.

Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Brooke Hales, Senior Vice President, Investor Relations, brooke.hales@td.com, 416-307-8647.

9.	Date of Report

September 11, 2026

Schedule A

TD Bank Group announces senior leadership appointments to further accelerate strategy

TORONTO, Sept. 3, 2026 /CNW/ — TD Bank Group (“TD” or the “Bank”) today announced senior leadership appointments to strengthen key capabilities and further accelerate execution.

“We have significant momentum and even greater opportunity ahead as we drive change, power our businesses with AI, and deliver differentiated, more human, client experiences. These appointments bring critical capabilities together, strengthen accountability, and position us to move faster on the priorities that will define TD’s next chapter of success,” said Raymond Chun, Group President and Chief Executive Officer, TD Bank Group.

The following appointments are effective September 4, 2026.

Vlad Shpilsky is appointed Group Head, Global Technology and Solutions (GTS) and will continue to lead the GTS organization, advancing TD’s technology and digital leadership across the Bank. Under his leadership, the Bank has deployed new innovations and platforms and launched new AI-enabled applications to accelerate internal operations, enhance resilience and security, elevate the client experience, and drive growth across all lines of business.

Renu Gupta is appointed Senior Executive Vice President and Chief Strategy and Commercial Officer and will join the Senior Executive Team. The role brings together key capabilities to help accelerate strategy, growth and execution, including Enterprise Strategy, Corporate Development, Digital Assets, Payments, Partnerships and Procurement. Gupta joined TD in 2020 after a successful career in investment banking and is currently EVP, Corporate Development and Chief Financial Officer of TD Securities.

Paul Whitehead is appointed Senior Executive Vice President, Global Corporate Services and will join the Senior Executive Team. In addition to his existing mandate, overseeing global client and colleague experience, transformation, enterprise real estate and marketing, Whitehead will assume responsibility for Global Corporate Affairs and enterprise AI. Bringing these capabilities together will help further strengthen alignment and accelerate execution across the Bank. Whitehead is a career TD banker with a track record of successful leadership across many of TD’s lines of business and corporate functions.

With these changes, Taylan Turan, Group Head, Chief Operating Officer, will leave TD. Since joining the Bank, Turan has helped advance and accelerate TD’s transformation agenda, strengthening how we operate, extending our AI leadership, and building capabilities that will support future growth.

“I want to thank Taylan for his partnership and leadership and wish him the very best for the future,” added Chun.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves 28.2 million clients in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Banking, including TD Auto Finance U.S. and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among North America’s leading digital banks, with more than 14 million active mobile users in Canada and the U.S. TD had $2.1 trillion in assets on July 31, 2026. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto Stock Exchange and New York Stock Exchange.

For further information: For further information: Alicia Skrinjar, Communications Manager, Corporate & Public Affairs, 647-282-9216, Alicia.Skrinjar@td.com